Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS
OF AUGUST 4 2008

The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. on August 4 2008, at 2:30 p.m., met at the company’s head office, with the legal quorum being present and under the presidency of the Vice President Dr. José Carlos Moraes Abreu, for the purpose of being notified of the activities of Disclosure and Trading Committee and Audit Committee, as well as examining the financial statements for the period from January to June of 2008.

Opening the meeting’s agenda, the Director Dr. Alfredo Egydio Setubal apprised the other board directors present of the principal matters discussed at the meeting of the Disclosure and Trading Committee, held on July 28 2008.

Subsequently, the Director Dr. Carlos da Camara Pestana, as President of the Audit Committee, reported on the work carried out and the principal events characterizing the activities of the Audit Committee for the first half of 2008.

Subsequently,  Dr. Roberto Egydio Setubal, President and Vice President  of  the Board of Directors, spoke at length with respect to the financial statements for the semester ending June 30 2008, the object of: (i)  a recommendation for approval, issued by the Audit Committee; (ii) a favorable opinion from the Fiscal Council; (iii) an unqualified opinion from the Independent Auditors.

After analysis of the said documentation, the Directors unanimously approved the aforementioned financial statements, authorizing their disclosure via release through the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), the Brazilian Stock Exchange (BOVESPA – Bolsa de Valores de São Paulo), the SEC (the United States Securities and Exchange Commission), the NYSE – (New York Stock Exchange)  and the Argentine Stock Exchange (BCBA – Bolsa de Comercio de Buenos Aires).

With no further items on the agenda, the Chairman requested the transcription of these minutes, which having been read and approved were signed by all, the meeting being declared closed. São Paulo-SP, August 4 2008. (signed) José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Carlos da Camara Pestana, Fernão Carlos Botelho Bracher, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Persio Arida, Ricardo Villela Marino, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer